601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

April 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Torrid Holdings Inc.

Draft Registration Statement on Form S-1

Submitted March 9, 2020

CIK 0001792781

On behalf of our client, Torrid Holdings Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated April 3, 2020, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on March 9, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially filing Amendment No. 1 to the Draft Registration Statement on Form DRS/A (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Confidential Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1.	Staff’s comment: Please revise your prospectus cover page to disclose the underwriter and the nature of the underwriting arrangement. Refer to Item 501 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

2.

Staff’s comment: We note your statement that you have an industry-leading net promoter score of 55. Please revise your disclosure in an appropriate place in your prospectus to explain how you calculate this score, whether it is calculated similarly for the entire industry, and how you define industry for these purposes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page ii of the Amended Registration Statement in response to the Staff’s comment.

3.

Staff’s comment: We note that according to a third party study, plus-size consumers consistently rank your fit as #1 among your peers. Please tell us whether you commissioned the third party study for use in the registration statement. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 53 and 77 of the Amended Registration Statement to clearly indicate that the Company commissioned the relevant third-party study. In addition, the Company respectfully advises the Staff that this study was commissioned by the Company in the ordinary course of operating its business and not in connection with the proposed offering. The third party that prepared this study has not prepared or certified any portion of the Amended Registration Statement. Accordingly, the Company submits that it is not required to file consents with respect to this study under Securities Act Rule 436 or Section 7 of the Securities Act.

4.

Staff’s comment: You state that your return rate is less than half the industry average return rate. On page 75, you disclose that this is “according to United States government statistics.” Please indicate how the industry is defined for this purpose, whether apparel in general, plus-size apparel, etc. Please also disclose the industry average return rate and the year represented by this data, and your return rate for a comparable period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 53 and 77 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Reorganization and Stock Split, page 12

5.

Staff’s comment: Your disclosure indicates you plan to complete a reorganization transaction and a stock split prior to the completion of the planned public offering. Please consider revising your filing to include pro forma financial information prepared in accordance with Article 11 of Regulation S-X giving effect to the reorganization transaction or explain why you do not believe this is required. Refer to the guidance in Rule 11-01(a)(2) and (a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the only impact to the Company’s financial information as a result of the reorganization will be the legal cancellation of each related party promissory note issued by Torrid Holding LLC to Torrid Parent Inc. As the cancellation of the related party promissory notes and related write off of the promissory notes receivable balance will be presented on a pro forma basis in the Capitalization section on page 50 of the Amended Registration Statement, and as the promissory notes do not impact the Company’s consolidated statement of operations and comprehensive income, the Company believes that including pro forma financial information prepared in accordance with Article 11 of Regulation S-X giving effect to the reorganization transaction would not provide securities analysts, investors and other interested parties with any additional useful information and as a result has not included such pro forma financial information in the Amended Registration Statement.

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 40

6.

Staff’s comment: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Use of Proceeds, page 43

7.

Staff’s comment: We note that you disclose on page 13 in the Prospectus Summary that a portion of proceeds will be used to repay indebtedness. Please revise your Use of Proceeds section for consistency. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amended Registration Statement to remove reference to the repayment of indebtedness in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

8.	Staff’s comment: Please explain the basis for the statement that “Torrid is the largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel in North America.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it has a reasonable and factual basis for the statement referred to in the Staff’s comment above. The basis for this statement is the NPD Consumer Apparel Monthly Plus Size Data as of January 2021. This data substantiates the Company’s claim of being the “largest, fastest-growing direct-to-consumer brand of women’s plus-size apparel in North America”.

Results of Operations, page 57

9.

Staff’s comment: We note you discuss “adjusted gross profit” and “adjusted selling, general and administrative expenses,” which appear to be Non-GAAP measures in your discussion of results of operations for the nine months ended November 2, 2019 as compared to the nine months ended November 3, 2018 and for fiscal 2018 compared to fiscal 2017. Please revise to explain why you believe the presentation of these Non-GAAP measures is useful to potential investors. Also, please describe how management uses these Non-GAAP measures. Refer to the guidance in Item 10(e)(i)(C) and (D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to remove all references to “adjusted gross profit” and “adjusted selling, general and administrative expenses” in the discussion of results of operations.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

10.

Staff’s comment: We note your adjustment to Adjusted EBITDA for the Ohio Distribution Center for duplicative and start-up costs. Please tell us your consideration of including a discussion of whether you are anticipating cost savings or otherwise once you have fully transitioned to the new distribution center.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does anticipate costs savings once fully transitioned to the Ohio Distribution Center. However, as the Company is not able to quantify these anticipated costs savings, a discussion of such savings would not be useful to securities analysts, investors and other interested parties. The duplicative and start-up costs are non-recurring costs that the Company does not anticipate it will incur in future periods. These costs do not have any correlation to ongoing operating performance and therefore, the Company believes isolating the effect of these costs is relevant to securities analysts, investors and other interested parties.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities, page 64

11.

Staff’s comment: Please revise your discussion of cash flows from operating activities to discuss the factors or key drivers responsible for changes in non-cash adjustments to net income and changes in operating assets and liabilities during the periods presented in your consolidated statements of cash flows. Refer to the guidance in the Commission’s Release Nos. 33 3850, 34-48960 and FR-72.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of the Amended Registration Statement in response to the Staff’s comment to discuss the factors or key drivers responsible for changes in non-cash adjustments to net income and changes in operating assets and liabilities during the periods presented in the consolidated statement of cash flows.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 59

12.

Staff’s comment: Given the material impact that the incentive units issued by your parent, Torrid Holding LLC, have had on your results of operations during the periods presented in your financial statements, please revise your discussion of your critical accounting policies with respect to share-based compensation to explain in further detail the methods and significant assumptions that were used in valuing share-based compensation grants from your parent to your employees. Your revised discussion should explain how the various assumptions used in determining the fair values of incentive units were determined and should also explain how changes in these assumptions could impact your results of operations.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Amended Registration Statement to explain in further detail the methods and significant assumptions that were used in valuing incentive unit grants (which the Company refers to as “share-based compensation”) from the Company’s parent to certain members of management, including how the various assumptions used in determining the fair values of incentive units were determined and that changes in these assumptions could impact the results of operations. The Company also respectfully advises the Staff that the incentive units are accounted for as liability instruments in accordance with ASC 710, Compensation. The Company has revised the disclosures on page F-24 and F-44 and F-45 of the Amended Registration Statement to clarify that the incentive units are subject to the guidance pursuant to ASC 710.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risks, page 74

13.

Staff’s comment: Your quantitative disclosures with respect to your exposure to interest rate risk posed by your Existing ABL Facility and Term Loan Credit Agreement do not comply with Item 305 of Regulation S-K. Please revise to present your disclosures in one of the suggested formats outlined in Item 305(a) of Regulation S-K

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Amended Registration Statement in response to the Staff’s comment.

Employment Agreements with our Named Executive Officers

Elizabeth Munoz Employment Agreement, page 105

14.

Staff’s comment: The disclosure on page 105 indicates if an initial public offering (an “IPO”) of your equity securities occurs during Ms. Munoz’s employment, she is entitled to a one-time grant of restricted stock units or restricted share awards in an amount equal to $1.5 million divided by the IPO price per share of your common stock. Please revise MD&A to discuss the nature, amount, and significant terms of these and any other stock-based compensation grants you intend to make in connection with your planned public offering, as well as the amount of any charge to compensation expense you will be required to recognize in connection with the consummation of your public offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Amended Registration Statement to discuss the nature, amount and significant terms of the stock-based compensation grants to which Ms. Munoz and certain other members of the Company’s management are entitled, including the amount of compensation expense the Company expects to recognize in connection with the consummation of the public offering.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Certain Relationships and Related Party Transactions

Stockholders Agreement

Registration Rights Agreement, page 114

15.

Staff’s comment: Your disclosure indicates that in connection with the offering, you will enter into a stockholders agreement and a registration rights agreement with Sycamore and its affiliates. Please revise MD&A to discuss the nature and significant terms of these and any other related party agreements that you intend to enter into in connection with your planned offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the nature and significant terms of these and other related party agreements are discussed in the “Certain Relations and Related Party Transactions” section of the Amended Registration Statement.

Related Party Promissory Notes, page 114

16.	Staff’s comment: Please file the promissory note issued to you by your parent on July 31, 2019, or tell us why you believe you are not required to do so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that this promissory note will be legally canceled upon completion of the Company’s planned offering. Since no obligations under the promissory note will be performed in whole or in part following the Company’s planned offering, the Company believes that this contract will not be material to its business as a public company and therefore does not believe filing of the promissory note would be required. In addition, the Company respectfully submits that since the cancellation of the related party promissory notes and related write off of the promissory notes receivable balance will be presented on a pro forma basis in the Capitalization section on page 50 of the Amended Registration Statement, and as the promissory notes do not impact the Company’s consolidated statement of operations and comprehensive income, the filing of the promissory note would not provide securities analysts, investors and other interested parties with any additional useful information.

Description of Certain Indebtedness, page 116

17.

Staff’s comment: We note you disclose on page 33 that “A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the Term Loan Credit Agreement and the agreement governing the ABL Facility could result in an event of default under such indebtedness.” Please revise to summarize the covenants and financial ratios you are required to maintain to avoid an event of default as contained in the Term Loan Credit Agreement and the agreement governing the ABL Facility.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 68, 70, 124, 126, F-38 and F-40 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Torrid Parent Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Share-Based Compensation, page F-20

18.

Staff’s comment: Your disclosure indicates that based on the features and characteristics of the incentive units issued by your parent, including repurchase rights and disproportionate voting and distribution rights, you have determined the incentive units are in-substance liabilities that should be accounted for as liability instruments in your financial statements. Please explain in further detail the specific features of these incentive units that have resulted in your classification of these units as liability instruments in your financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-24 of the Amended Registration Statement to explain in further detail the specific features of the incentive units that resulted in the classification of the incentive units as liability instruments in accordance with ASC 710, Compensation. Please also refer to the Company’s response to Comment No. 22 for further details.

Note. 11. Related Party Transactions

Services Agreements with Hot Topic, F-31

19.	Staff’s comment: Please disclose how you account for the information technology services provided to Hot Topic by you at no cost and quantify your expense for providing these services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-33 of the Amended Registration Statement to disclose how the Company accounts for the information technology services provided to Hot Topic and to quantify the expense for providing these services.

IT Asset Purchase Agreement with Hot Topic, page F-32

20.

Staff’s comment: We note you purchased information technology assets from Hot Topic for $29.5 million that were recorded at their historical carrying amounts of $3.5 million. You also disclose information technology-related obligations and personnel, along with associated assets and liabilities were transferred from Hot Topic. Please quantify the amount of assets and liabilities transferred to you as part of this transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-33 of the Amended Registration Statement to quantify the amount of assets and liabilities transferred to the Company as part of the IT Asset Purchase Agreement with Hot Topic.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Promissory Notes Receivable from Parent, page F-32

21.	Staff’s comment: Please disclose the interest rate for each of the promissory notes issued by your parent and the amount of accrued interest as of the latest balance sheet.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page F-34 of the Amended Registration Statement to disclose the interest rate for each of the promissory notes issued by the parent company and the amount of accrued interest as of the latest balance sheet date.

Note 14. Share-Based Compensation, page F-42

22.

Staff’s comment: Your disclosure in Note 14 indicates Torrid Holding LLC issued various classes of incentive units to members of your management beginning in fiscal year 2015. Given these incentive units appear to be subject to the guidance in ASC 718-10-15-4, please revise the notes to your financial statements to include all of the disclosures required by ASC 718-10-50 with respect to the various classes of incentive units granted to your employees, as applicable. If you do not believe additional disclosures are required, please explain the basis for your conclusion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the incentive units are not considered a substantive class of equity and are not indexed to the prices of Torrid Holding LLC’s equity, but rather the intent of the awards is to provide profit sharing opportunities to management. Additionally, although the fair value of the incentive units is determined through an option pricing methodology that utilizes the possible equity values of Torrid Holding LLC, the settlement amounts and method of settlement of the incentive units will be made at the discretion of the Board of Directors. Furthermore, the incentive units do not have any voting or distribution rights and contain a repurchase feature, whereby upon termination, Torrid Holding LLC has the right to purchase from former employees any or all of the vested incentive units at fair value. Based on these aforementioned features and characteristics, the Company determined that the incentive units were in-substance liabilities subject to the guidance of ASC 710, Compensation. Accordingly, the Company does not believe additional disclosures required by ASC 718-10-50 are applicable and has revised the disclosure on pages 75 and F-24 of the Amended Registration Statement to clarify that the incentive units are subject to the guidance in ASC 710.

23.

Staff’s comment: Your disclosure in Note 14 indicates the fair value estimates for incentive units issued by your parent incorporates the time to a liquidity event in determining their fair value. Please explain the nature or type of liquidity event that is considered in determining the fair values of the incentive units. If your planned public offering represents a liquidity event, please indicate the amount of any compensation expense you expect to recognize in connection with your offering.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

April 9, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the timing of the planned public offering is considered in determining the fair value of the incentive units. Specifically, as it relates to the determination of fair value, the time to liquidity event is utilized in determining the risk-free interest rate, the equity volatility and the marketability discount in order to more appropriately compare potential equity values to publicly traded shares of similar companies. Additionally, the time to liquidity event is utilized as the expected term of the incentive units when determining their fair value due to the expectation that, at the time of the planned public offering, the Board of Directors will settle all vested incentive units and will exchange the unvested incentive units with equity awards of similar value in Torrid Holdings, Inc. However, the planned public offering does not impact the vesting of the incentive units as the incentive units contain only service vesting conditions. As noted in our response to the Staff’s comment no. 22, these incentive units are liability classified profit sharing units recorded at fair value, and marked-to-market each reporting period. These are not share-based compensation awards with liquidity event-related performance vesting conditions. As such, no additional material compensation expense related to the incentive units is anticipated in connection with the offering. Furthermore, the Company has no anticipation of accelerating the vesting of the incentive units upon completing the planned public offering such that any additional expense would be recognized in connection with additional or accelerated vesting of the incentive units. At this time, the Company and its Board of Directors has not yet determined how such incentive units will be settled or exchanged at the time of the public offering.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Elizabeth Muñoz

Torrid Holdings Inc.

Michael Kim

Aslam A. Rawoof

Kirkland & Ellis LLP

Michael Benjamin

Stelios G. Saffos

Latham & Watkins LLP